UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION WITHDRAWAL STATEMENT (RW)

DATE: JANUARY 25, 2006

The undersigned investment company hereby notifies the Securities and Exchange Commission that it withdraws the herein listed submission under Regulation C, Rule 477 of the Securities Act of 1933. The reason for the withdrawal is that there is no intent for a pulic offering of shares. No securities have been sold in connection with this offering.

COMPANY:       Amasse Capital LLC
FORM TYPE:     N-2
NUMBER OF DOCUMENTS: 27
RECEIVED DATE: 17-Jan-2006 17:46
ACCEPTED DATE:       17-Jan-2006 17:48
FILING DATE:   18-Jan-2006 06:00

ACCESSION NUMBER: 0001339876-06-000008

FILE NUMBER(S):
   1. 333-131077
   2. 811-21813


SIGNATURES

Pursuant to the requirements of the Investment Company
Act of 1940, the registrant has caused this Registration
Withdrawal Statement to be duly signed on its behalf in the city of Honolulu and State of Hawaii on the 25th day of January 2005.

Amasse Capital LLC (Registrant)

By /s/ Syed K. Qadri
----------------------
Syed K. Qadri
President & CEO


By /s/ Jeffrey N. Greenhut
--------------------------
Jeffrey N. Greenhut
Chief Operating Officer